Exhibit 99.1

GoldMining Reports Additional High-Grade Drilling Results

and Identifies Multiple Drill Targets, São Jorge Project, Brazil:

Results Support the Regional-Scale Exploration Potential

of the 460km2 Land Package

Vancouver, British Columbia – November 11, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report additional assay results from the 2024 auger drilling program at its 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district ("Tapajós"), Pará State, Brazil.

Highlights:

●	The auger drilling program successfully identified several new gold-in-bedrock targets, directly underlying large high-tenor surface soil anomalies at São Jorge.

●	Peak assays exceeded expectations for this style of drilling, returning several +1 gram per tonne gold ("g/t Au") intercepts in shallow weathered bedrock, including highlight intercepts:

o	1 metre ("m") at 10.2 g/t Au from 14 m depth;

o	5 m at 2.78 g/t Au from 10 m depth; and

o	3 m at 1.05 g/t Au from 12 m depth.

●

At least three of the high-tenor contiguous gold-in-bedrock targets warrant additional follow-up drilling at the William South zone, part of an emerging multi-kilometre trend defined by soil and auger drill anomalies located approximately 2 km north of the São Jorge deposit (the “Deposit”). All targets remain open with potential for further expansion along strike.

●

Only 13% of the broad gold-in-soil anomalies across the Project have been tested to date with top of bedrock auger drilling. The Company currently plans to continue with systematic auger drilling in 2025 with the objective of delineating additional gold-in-bedrock targets and to conduct follow-up deeper drilling with the objective to potentially discover additional gold resources at São Jorge.

Tim Smith, Vice President of Exploration of GoldMining, commented: “To complement the previously reported encouraging gold intercepts from the 2024 São Jorge step-out core drilling program, the auger drilling program has yielded several new zones of shallow gold-in-bedrock mineralization. Mounting evidence appears to point to additional corridors of gold mineralization at the Project, which were initially identified by systematic grid pattern gold-in-soil sampling and which now have been confirmed through auger drilling to have a proximal bedrock source. The high-grade gold values intersected by auger drilling have exceeded our expectations and underpin the exploration potential and quality of the broader São Jorge mineral system. Several high priority targets have been identified for follow-up deeper drilling with the objective to further expand gold mineralization at the Project.”

Figure 1 – Tapajós Gold District and location of the São Jorge Project.

São Jorge Drill Program Overview

The Company commenced a systematic program of auger and diamond core drilling at São Jorge in May 2024 (see news release dated May 29, 2024). The objectives of the program included confirmatory drilling within and near the margins of the existing Deposit, as well as exploratory drilling of identified gold targets in areas with no previous drilling, located within 1-2 km of known mineralization.

The auger drilling program focused in an area located approximately 2 km north of the Deposit to follow up on the large, multi-kilometre high tenor ‘William South’ gold-in-soil anomaly. All assays have now been received and the results demonstrate very encouraging indications of primary gold mineralization in bedrock, which highlights that the large, regional-scale São Jorge property has the potential to host additional corridors of mineralization. Follow-up RC and/or diamond core drilling is required to test for deeper bedrock mineralization with the objective to potentially discover and define additional zones of gold mineralization at São Jorge.

São Jorge comprises an extensive land area of some 45,997 hectares that lies within the active and rapidly developing Tapajós gold district (see Figure 1), which is estimated to have produced over 20 million ounces of gold historically from artisanal mining of surface deposits, according to the Brazil National Mining Agency. The Tapajós is home to Serabi Gold Plc.’s producing high-grade underground Palito Mine and G Mining Ventures Corp.’s ("G Mining") Tocantinzinho Gold Mine, which recently declared commercial production (see G Mining news release September 3, 2024).

São Jorge has the advantage of being located near paved Hwy BR-163 and a new 138 kV powerline corridor, which ties into the district electrical grid recently constructed for the Tocantinzinho Gold Mine. Exploration activities at São Jorge are operated from a permanent camp near the existing deposit which is just 3 km from the highway.

655800
656400
657000
657600
658200
658800
William South Trend
SJD-124-24
SJD-123-24
São Jorge High-Strain Corridor
SJD-121-24
SJD-122-24
São Jorge Gold Deposit
SJD-120-24
Hwy BR-163 - 3km
Camp & Core Processing Facilities
São Jorge South - Wellington South Trend
?
?
Gold Grades in Auger Drilling (in bedrock)
< 0.1 g/t Au
≥ 0.1 g/t Au tp 1 g/t Au
≥ 1 g/t Au
São Jorge High-Strain Corridor
Possible Parallel Corridors
Gold-in-Soil
≥10 ppb
GOLDMINING
SÃO JORGE PROJECT
Pará State, Brazil
Drilling Plan Map
11/11/2024
UTM SAD 69
0
250
500
m

Figure 2 – São Jorge Project drilling locations.

Auger Drilling Program

The 2024 power auger drilling program comprised 3,098 meters for approximately 206 holes, which was completed in September 2024. The program primarily targeted the high priority ‘William South’ area located approximately 2 km north of the Deposit. William South comprises a broad high-tenor zone of anomalous gold-in-soil (see Figures 2 and 3), measuring approximately 2 km x 2 km with soil assays peaking at 2,163 parts per billion (“ppb”) Au (2.163 g/t Au).

The auger drilling utilized a powered 20 centimetre diameter rotary drill head capable of penetrating to 15-20 m depth, with vertical drill holes completed on an approximately 25-50 m x 50 m grid pattern. A geologist or technician supervised the drilling to log the drill cuttings and distinguish transported overburden from in situ weathered bedrock. Sampling is conducted on 1 m intervals with assaying to 5 ppb Au detection. The drill method is open-hole, therefore contamination and/or dilution of precious metal grades by material from higher in the hole is possible. The advantages of the auger program include the low detection limit assay results, coupled with the interpretation of the geological profile to provide a quick, inexpensive and effective direct mapping for the presence of gold mineralization in the uppermost portion of the residual weathered bedrock profile. This information can be used to guide follow-up exploration drilling using larger equipment such as RC or diamond core drilling. The auger drilling assay results are illustrated in Figure 2 and Figure 3, and details are provided in Tables 1 & 2.

Background gold values in both residual weathered bedrock and overlying transported soils is expected to range from nil to 1-2 ppb Au. Thus, values of greater than 10-25 ppb Au are considered to be ‘elevated’, and values greater than 100 ppb Au are interpreted to be ‘highly anomalous’. The auger program at William South has to date returned several +1 g/t Au intercepts, including a best intercept of 17.14 g/t Au over 1 m from 12 meters depth (SJTRD-082-24).

Analysis of the auger program assay results indicates that approximately 17% of all holes returned highly anomalous assay results (greater than 100 ppb Au), confirming the presence of gold mineralization in weathered bedrock in several areas. Furthermore, the grid drilling program has identified several areas with clusters of anomalous results interpreted to indicate semi-contiguous zones of mineralization over 100’s metres and remaining open along strike.

Indications of multiple contiguous high tenor primary gold mineralization occurrences in bedrock is compelling for the potential discovery of new gold resources at William South and warrants deeper follow-up drilling which is planned for 2025. Positive confirmation of underlying mineralization in close proximity to surficial gold-in-soil anomalies is further encouraging for more widespread application of auger drilling – a cheap and rapid sub-surface geochemical test – across other gold-in-soil anomalies located throughout the Project. Several additional target areas are planned for systematic auger drill testing in 2025.

Figure 3 – William South gold prospect.

For additional information regarding the São Jorge Project, including existing resource estimates and historical work at the Project, please refer to the technical report titled “São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources”, prepared for the Company and dated effective May 31, 2021, which is available under the Company’s profile at www.sedarplus.ca.

Table 1         São Jorge bedrock assay intercepts from the 2024 auger drilling program (as of November 11, 2024).

Hole Number	Interval From (m)	Interval To (m)	Sample Length[1] (m)	Au Grade (g/t)
SJTRD-047-24 to SJTRD-053-24	No Significant Result
SJTRD-054-24	9.00	10.00	1.00	0.22
SJTRD-055-24	10.00	11.00	1.00	0.96
SJTRD-056-24 to SJTRD-076-24	No Significant Result
SJTRD-077-24	7.00	9.00	1.00	3.05
SJTRD-078-24	No Significant Result
SJTRD-079-24	4.00	5.00	1.00	0.12
SJTRD-080-24	5.00	6.00	1.00	0.18
SJTRD-081-24	4.00	5.00	1.00	0.32
SJTRD-082-24	8.00	9.00	1.00	2.03
And	12.00	13.00	1.00	17.14
SJTRD-083-24	No Significant Result
SJTRD-084-24	17.00	18.00	1.00	0.92
SJTRD-085-24	No Significant Result
SJTRD-086-24	5.00	7.00	2.00	4.41
Including	6.00	7.00	1.00	8.01

Hole Number	Interval From (m)	Interval To (m)	Sample Length[1] (m)	Au Grade (g/t)
SJTRD-087-24 to SJTRD-089-24	No Significant Result
SJTRD-090-24	9.00	10.00	1.00	0.83
SJTRD-091-24	9.00	11.00	2.00	1.47
SJTRD-092-24 to SJTRD-095-24	No Significant Result
SJTRD-096-24	6.00	7.00	1.00	0.28
SJTRD-097-24	No Significant Result
SJTRD-098-24	6.00	8.00	2.00	0.38
SJTRD-099-24 to SJTRD-107-24	No Significant Result
SJTRD-108-24	10.00	11.00	1.00	0.10
SJTRD-109-24	9.00	10.00	1.00	0.11
SJTRD-110-24	7.00	8.00	1.00	0.21
SJTRD-111-24	No Significant Result
SJTRD-112-24	5.00	6.00	1.00	0.19
SJTRD-113-24	10.00	11.00	1.00	0.17
SJTRD-114-24 to SJTRD-120-24	No Significant Result
SJTRD-121-24	8.00	9.00	1.00	0.11
SJTRD-122-24 to SJTRD-123-24	No Significant Result
SJTRD-124-24	9.00	11.00	2.00	2.06
Including	10.00	11.00	1.00	3.78
SJTRD-125-24 to SJTRD-127-24	No Significant Result
SJTRD-128-24	13.00	14.00	1.00	0.78
SJTRD-129-24 to SJTRD-146-24	No Significant Result
SJTRD-147-24	14.00	15.00	1.00	10.20
SJTRD-148-24	6.00	7.00	1.00	0.13
SJTRD-149-24 to SJTRD-151-24	No Significant Result
SJTRD-152-24	9.00	10.00	1.00	0.26
SJTRD-153-24	No Significant Result
SJTRD-154-24	11.00	12.00	1.00	0.10
SJTRD-156-24 to SJTRD-157-24	No Significant Result
SJTRD-158-24	11.00	12.00	1.00	0.12
SJTRD-159-24 to SJTRD-161-24	No Significant Result
SJTRD-162-24	7.00	8.00	1.00	0.12
SJTRD-163-24	8.00	9.00	1.00	0.10
SJTRD-164-24 to SJTRD-165-24	No Significant Result
SJTRD-166-24	11.00	12.00	1.00	0.71
SJTRD-167-24 to SJTRD-186-24	No Significant Result
SJTRD-187-24	10.00	15.00	5.00	2.78
SJTRD-188-24 to SJTRD-196-24	No Significant Result
SJTRD-197-24	7.00	8.00	1.00	0.17
And	12.00	15.00	3.00	1.05
SJTRD-198-24 to SJTRD-203-24	No Significant Result
SJTRD-204-24	5.00	8.00	3.00	0.48
And	13.00	15.00	2.00	0.12
SJTRD-205-24	10.00	14.00	4.00	0.18
SJTRD-206-24 to SJTRD-209-24	No Significant Result
SJTRD-210-24	13.00	15.00	2.00	0.16
SJTRD-211-24	5.00	6.00	1.00	0.30
SJTRD-212-24 to SJTRD-213-24	No Significant Result
SJTRD-214-24	8.00	9.00	1.00	0.17
SJTRD-215-24 to SJTRD-227-24	No Significant Result
SJTRD-228-24	9.00	10.00	1.00	0.55
SJTRD-229-24 to SJTRD-250-24	No Significant Result
SJTRD-251-24	14.00	15.00	1.00	0.11
SJTRD-252-24	No Significant Result
1.	True widths are unknown due to the vertical hole angle and limited depth of drill penetration.

Table 2         São Jorge 2024 auger drill hole collar location coordinates.1

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Status
SJTRD-047-24	656712	9284447	211	15	All Assays Received
SJTRD-048-24	656709	9284505	214	14	All Assays Received
SJTRD-049-24	656701	9284550	215	14	All Assays Received
SJTRD-052-24	656651	9284700	215	8	All Assays Received
SJTRD-051-24	656650	9284650	219	11	All Assays Received
SJTRD-050-24	656650	9284600	218	12.7	All Assays Received
SJTRD-055-24	656601	9284600	217	12	All Assays Received
SJTRD-054-24	656601	9284650	221	10	All Assays Received
SJTRD-053-24	656603	9284701	215	6.6	All Assays Received
SJTRD-056-24	656401	9284500	219	14	All Assays Received
SJTRD-057-24	656402	9284550	222	12	All Assays Received
SJTRD-058-24	656402	9284600	223	11	All Assays Received
SJTRD-059-24	656401	9284635	219	10	All Assays Received
SJTRD-060-24	656350	9284600	218	9	All Assays Received
SJTRD-061-24	656351	9284550	220	12.6	All Assays Received
SJTRD-062-24	656357	9284500	207	14	All Assays Received
SJTRD-063-24	656361	9284445	225	13.4	All Assays Received
SJTRD-064-24	656602	9284559	216	14	All Assays Received
SJTRD-065-24	656603	9284568	226	13	All Assays Received
SJTRD-066-24	656603	9284578	201	14	All Assays Received
SJTRD-067-24	656604	9284588	209	13	All Assays Received
SJTRD-068-24	656607	9284598	230	14	All Assays Received
SJTRD-069-24	656618	9284600	203	12	All Assays Received
SJTRD-070-24	656598	9284613	210	20	All Assays Received
SJTRD-071-24	656599	9284624	205	16	All Assays Received
SJTRD-072-24	656598	9284631	207	18	All Assays Received
SJTRD-073-24	656595	9284643	206	18	All Assays Received
SJTRD-074-24	656596	9284660	206	16	All Assays Received
SJTRD-075-24	656596	9284676	204	18	All Assays Received
SJTRD-076-24	656599	9284652	205	18	All Assays Received
SJTRD-077-24	656801	9284637	212	15	All Assays Received
SJTRD-078-24	656558	9284652	205	18	All Assays Received
SJTRD-079-24	656567	9284653	206	18	All Assays Received
SJTRD-080-24	656578	9284653	205	18	All Assays Received
SJTRD-081-24	656588	9284649	205	18	All Assays Received
SJTRD-082-24	656604	9284655	221	16	All Assays Received
SJTRD-083-24	656614	9284655	221	18	All Assays Received
SJTRD-084-24	656624	9284654	221	18	All Assays Received
SJTRD-085-24	656634	9284654	220	18	All Assays Received
SJTRD-086-24	656648	9284654	220	18	All Assays Received

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Status
SJTRD-087-24	656645	9284625	209	15	All Assays Received
SJTRD-088-24	656625	9284600	208	15	All Assays Received
SJTRD-089-24	656634	9284599	208	15	All Assays Received
SJTRD-090-24	656588	9284596	211	15	All Assays Received
SJTRD-091-24	656577	9284597	212	15	All Assays Received
SJTRD-092-24	656568	9284602	223	15	All Assays Received
SJTRD-093-24	656556	9284597	209	15	All Assays Received
SJTRD-094-24	656711	9284454	218	15	All Assays Received
SJTRD-095-24	656733	9284452	219	15	All Assays Received
SJTRD-096-24	656772	9284449	220	15	All Assays Received
SJTRD-097-24	656797	9284441	214	15	All Assays Received
SJTRD-098-24	656826	9284430	209	15	All Assays Received
SJTRD-099-24	656744	9284621	196	15	All Assays Received
SJTRD-100-24	656702	9284607	203	15	All Assays Received
SJTRD-101-24	656506	9284656	209	15	All Assays Received
SJTRD-102-24	656451	9284645	210	15	All Assays Received
SJTRD-103-24	656452	9284600	212	15	All Assays Received
SJTRD-104-24	656507	9284600	210	15	All Assays Received
SJTRD-105-24	656553	9284579	236	15	All Assays Received
SJTRD-106-24	656496	9284557	235	15	All Assays Received
SJTRD-107-24	656451	9284545	223	15	All Assays Received
SJTRD-108-24	656860	9284396	220	15	All Assays Received
SJTRD-109-24	656849	9284447	211	15	All Assays Received
SJTRD-110-24	656808	9284432	215	15	All Assays Received
SJTRD-111-24	656798	9284438	218	15	All Assays Received
SJTRD-112-24	656794	9284467	231	15	All Assays Received
SJTRD-113-24	656777	9284434	212	15	All Assays Received
SJTRD-114-24	656744	9284432	221	15	All Assays Received
SJTRD-115-24	656757	9284469	219	15	All Assays Received
SJTRD-116-24	656741	9284469	204	15	All Assays Received
SJTRD-117-24	656727	9284431	218	15	All Assays Received
SJTRD-118-24	656682	9284440	214	15	All Assays Received
SJTRD-119-24	656689	9284464	213	15	All Assays Received
SJTRD-120-24	656660	9284452	208	15	All Assays Received
SJTRD-121-24	656664	9284475	206	15	All Assays Received
SJTRD-122-24	656661	9284500	230	15	All Assays Received
SJTRD-123-24	656665	9284541	206	15	All Assays Received
SJTRD-124-24	656612	9284539	210	15	All Assays Received
SJTRD-125-24	656606	9284501	213	15	All Assays Received
SJTRD-126-24	656612	9284449	218	15	All Assays Received
SJTRD-127-24	656609	9284401	227	15	All Assays Received
SJTRD-128-24	656611	9284346	213	15	All Assays Received
SJTRD-129-24	656606	9284296	219	15	All Assays Received

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Status
SJTRD-130-24	656558	9284298	234	15	All Assays Received
SJTRD-131-24	656510	9284301	229	15	All Assays Received
SJTRD-132-24	656463	9284291	219	15	All Assays Received
SJTRD-133-24	656406	9284297	223	15	All Assays Received
SJTRD-134-24	656359	9284294	224	15	All Assays Received
SJTRD-135-24	656311	9284297	215	15	All Assays Received
SJTRD-136-24	656257	9284301	265	15	All Assays Received
SJTRD-137-24	656214	9284291	216	15	All Assays Received
SJTRD-138-24	656659	9284298	249	15	All Assays Received
SJTRD-139-24	656754	9284300	220	15	All Assays Received
SJTRD-140-24	656802	9284300	208	15	All Assays Received
SJTRD-141-24	656835	9284295	194	15	All Assays Received
SJTRD-142-24	656848	9284349	217	12	All Assays Received
SJTRD-143-24	656675	9284496	197	15	All Assays Received
SJTRD-144-24	656705	9284503	199	15	All Assays Received
SJTRD-145-24	656732	9284496	213	15	All Assays Received
SJTRD-146-24	656757	9284498	213	15	All Assays Received
SJTRD-147-24	656772	9284498	212	15	All Assays Received
SJTRD-148-24	656781	9284502	198	15	All Assays Received
SJTRD-149-24	656806	9284551	197	15	All Assays Received
SJTRD-150-24	656804	9284601	196	15	All Assays Received
SJTRD-151-24	656798	9284497	207	15	All Assays Received
SJTRD-152-24	656813	9284475	220	15	All Assays Received
SJTRD-153-24	656777	9284473	211	15	All Assays Received
SJTRD-154-24	656724	9284476	221	15	All Assays Received
SJTRD-155-24	656698	9284475	221	15	All Assays Received
SJTRD-156-24	656679	9284472	220	15	All Assays Received
SJTRD-157-24	656691	9284452	234	15	All Assays Received
SJTRD-158-24	656697	9284426	208	15	All Assays Received
SJTRD-159-24	656670	9284425	208	15	All Assays Received
SJTRD-160-24	656649	9284429	212	15	All Assays Received
SJTRD-161-24	656647	9284406	213	15	All Assays Received
SJTRD-162-24	656670	9284404	219	15	All Assays Received
SJTRD-163-24	656689	9284404	218	15	All Assays Received
SJTRD-164-24	656715	9284404	218	15	All Assays Received
SJTRD-165-24	656771	9284401	218	15	All Assays Received
SJTRD-166-24	656799	9284404	219	15	All Assays Received
SJTRD-167-24	656796	9284346	221	15	All Assays Received
SJTRD-168-24	656748	9284350	218	15	All Assays Received
SJTRD-169-24	656697	9284350	219	15	All Assays Received
SJTRD-170-24	656649	9284349	219	15	All Assays Received
SJTRD-171-24	656550	9284350	220	15	All Assays Received
SJTRD-172-24	656498	9284350	222	15	All Assays Received

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Status
SJTRD-173-24	656500	9284250	224	15	All Assays Received
SJTRD-174-24	656547	9284250	223	15	All Assays Received
SJTRD-175-24	656612	9284250	251	15	All Assays Received
SJTRD-176-24	656651	9284251	249	15	All Assays Received
SJTRD-177-24	656696	9284252	206	15	All Assays Received
SJTRD-178-24	656743	9284249	204	15	All Assays Received
SJTRD-179-24	656795	9284248	202	15	All Assays Received
SJTRD-180-24	656848	9284251	223	15	All Assays Received
SJTRD-181-24	656841	9284197	223	15	All Assays Received
SJTRD-182-24	656795	9284199	225	15	All Assays Received
SJTRD-183-24	656733	9284202	213	15	All Assays Received
SJTRD-184-24	656696	9284201	214	15	All Assays Received
SJTRD-185-24	656643	9284197	215	15	All Assays Received
SJTRD-186-24	656592	9284200	230	15	All Assays Received
SJTRD-187-24	656544	9284201	233	15	All Assays Received
SJTRD-188-24	656494	9284202	225	15	All Assays Received
SJTRD-189-24	656499	9284153	219	15	All Assays Received
SJTRD-190-24	656545	9284149	220	15	All Assays Received
SJTRD-191-24	656599	9284147	219	15	All Assays Received
SJTRD-192-24	656648	9284148	271	15	All Assays Received
SJTRD-193-24	656697	9284150	267	15	All Assays Received
SJTRD-194-24	656746	9284153	216	15	All Assays Received
SJTRD-195-24	656795	9284155	219	15	All Assays Received
SJTRD-196-24	656847	9284151	215	15	All Assays Received
SJTRD-197-24	656737	9284630	214	18	All Assays Received
SJTRD-198-24	656754	9284632	213	18	All Assays Received
SJTRD-199-24	656098	9284452	207	15	All Assays Received
SJTRD-200-24	656106	9284499	208	15	All Assays Received
SJTRD-201-24	656057	9284502	222	15	All Assays Received
SJTRD-202-24	656055	9284549	221	15	All Assays Received
SJTRD-203-24	656110	9284545	225	15	All Assays Received
SJTRD-204-24	656152	9284551	219	15	All Assays Received
SJTRD-205-24	656152	9284602	206	15	All Assays Received
SJTRD-206-24	656102	9284604	210	15	All Assays Received
SJTRD-207-24	656057	9284600	213	15	All Assays Received
SJTRD-208-24	656054	9284646	211	15	All Assays Received
SJTRD-209-24	656103	9284646	202	15	All Assays Received
SJTRD-210-24	656155	9284652	207	15	All Assays Received
SJTRD-211-24	656201	9284650	214	15	All Assays Received
SJTRD-212-24	656202	9284700	214	15	All Assays Received
SJTRD-213-24	656158	9284705	217	15	All Assays Received
SJTRD-214-24	656106	9284699	212	15	All Assays Received
SJTRD-215-24	656106	9284748	212	15	All Assays Received

Hole Number	Easting Metres (UTM Zone 21S)	Northing Metres (UTM Zone 21S)	Elevation (m above sea level)	Depth (m)	Status
SJTRD-216-24	656760	9284650	206	18	All Assays Received
SJTRD-217-24	656738	9284653	208	18	All Assays Received
SJTRD-218-24	656715	9284655	201	18	All Assays Received
SJTRD-219-24	656697	9284651	201	18	All Assays Received
SJTRD-220-24	656676	9284654	202	18	All Assays Received
SJTRD-221-24	656689	9284629	237	18	All Assays Received
SJTRD-222-24	656710	9284631	219	18	All Assays Received
SJTRD-223-24	656728	9284630	217	18	All Assays Received
SJTRD-224-24	656779	9284633	213	18	All Assays Received
SJTRD-225-24	656458	9284352	223	15	All Assays Received
SJTRD-226-24	656463	9284396	227	15	All Assays Received
SJTRD-227-24	656454	9284448	224	15	All Assays Received
SJTRD-228-24	656404	9284400	225	15	All Assays Received
SJTRD-229-24	656507	9284402	228	15	All Assays Received
SJTRD-230-24	657214	9283992	210	15	All Assays Received
SJTRD-231-24	657203	9283999	211	15	All Assays Received
SJTRD-232-24	657215	9284001	211	15	All Assays Received
SJTRD-233-24	657225	9284000	210	15	All Assays Received
SJTRD-234-24	657215	9284007	210	15	All Assays Received
SJTRD-235-24	657152	9284015	206	15	All Assays Received
SJTRD-236-24	657144	9283999	203	15	All Assays Received
SJTRD-237-24	657149	9283999	204	15	All Assays Received
SJTRD-238-24	657150	9283984	204	15	All Assays Received
SJTRD-239-24	657382	9283672	220	15	All Assays Received
SJTRD-240-24	657386	9283685	213	15	All Assays Received
SJTRD-241-24	657382	9283687	211	15	All Assays Received
SJTRD-242-24	657394	9283693	212	15	All Assays Received
SJTRD-243-24	657054	9283111	223	15	All Assays Received
SJTRD-244-24	657105	9283155	223	15	All Assays Received
SJTRD-245-24	657152	9283154	214	15	All Assays Received
SJTRD-246-24	657196	9283159	214	15	All Assays Received
SJTRD-247-24	657244	9283161	214	15	All Assays Received
SJTRD-248-24	657405	9283678	229	15	All Assays Received
SJTRD-249-24	658498	9281151	239	15	All Assays Received
SJTRD-250-24	658505	9281204	231	15	All Assays Received
SJTRD-251-24	658501	9281250	230	15	All Assays Received
SJTRD-252-24	658499	9281295	213	15	All Assays Received
SJTRD-253-24	656550	9284200	231	15	All Assays Received
1.	All holes are collared at a vertical hole angle.

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, the scientific and technical information herein this news release. Mr. Pereira is a Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Data Verification

For drill core sampling, samples were taken from the NQ/HQ core by sawing the drill core in half, with one-half sent to SGS Geosol Laboratórios Ltda. ("SGS") in Brazil for assaying, and the other half of the core retained at the site for future reference. Sample lengths downhole were uniformly 1.0 m. For the auger drilling program, samples were collected at 1 m sample intervals, with the material being dried, homogenized and split in the field to obtain a 1 kg representative sample which was sent to SGS for analysis. The remaining auger sample material is stored until the lab results are received, and a 1 kg sample duplicate is maintained in the archive.

SGS is a certified commercial laboratory located in Vespasiano, Minas Gerais, Brazil, and is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core and auger samples, including duplicates, mineralized standards and blank samples for each batch of 100 samples. The gold analyses are completed by FAA505 method (fire-assay with an atomic absorption finish on 50 grams of material).

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the project and expected work programs thereat and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to São Jorge may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.